Exhibit 99.1

Q4 and Full Year 2021 Earnings Presentation

January 25, 2022






Important Disclaimers



DASEKE

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements may be identified by the use of words such as "may," "will," "continue," "forecast," "intend," "seek," "target," "anticipate," "believe," "expect," "estimate," "plan," "outlook," "should," "could," "would," "predict," "potential," and "project," the negative of these terms, or other comparable terminology and similar expressions. Forward-looking statements may include projected financial information and results as well as statements about Daseke's goals, including its restructuring plans; Daseke's financial strategy, liquidity and capital required for its business strategy and plans; and general economic conditions. The forward-looking statements contained herein are based on information available as of the date of this news release and current expectations, forecasts and assumptions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that Daseke anticipates, and readers are cautioned not to place undue reliance on the forward-looking statements.

A number of factors, many of which are beyond our control, could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained herein. These factors include, but are not limited to, general economic and business risks, such as downturns in customers' business cycles and disruptions in capital and credit markets (including as a result of the coronavirus (COVID-19) pandemic or other global and national heath epidemics or concerns); Daseke's ability to adequately address downward pricing and other competitive pressures; driver shortages and increases in driver compensation or owner-operator contracted rates; Daseke's ability to execute and realize all of the expected benefits of its integration, business improvement and comprehensive restructuring plans; loss of key personnel; Daseke's ability to realize all of the intended benefits from recent or future acquisitions; Daseke's ability to complete recent or future divestitures successfully; seasonality and the impact of weather and other catastrophic events; fluctuations in the price or availability of diesel fuel; increased prices for, or decreases in the availability of, new revenue equipment and decreases in the value of used revenue equipment; Daseke's ability to generate sufficient cash to service all of its indebtedness and Daseke's ability to finance its capital requirements; restrictions in Daseke's existing and future debt agreements; increases in interest rates; changes in existing laws or regulations, including environmental and worker health safety laws and regulations and those relating to tax rates or taxes in general; the impact of governmental regulations and other governmental actions related to Daseke and its operations; insurance and claims expenses; and litigation and governmental proceedings. For additional information regarding known material factors that could cause our actual results to differ from those expressed in forward-looking statements, please see Daseke's filings with the Securities and Exchange Commission (the "SEC"), available at www.sec.gov, including Daseke's Annual Report on Form 10-K/A filed with the SEC on May, 6, 2021 and subsequent Quarterly Reports on Form 10-Q, particularly the section titled "Risk Factors."

The effect of the COVID-19 pandemic may remain prevalent for a significant period of time and may continue to adversely affect the Company's business, results of operations and financial condition even after the COVID-19 pandemic has subsided. The extent to which the COVID-19 pandemic impacts the Company will depend on numerous evolving factors and future developments that we are not able to predict. There are no comparable recent events that provide guidance as to the effect the COVID-19 global pandemic may have, and, as a result, the ultimate impact of the pandemic is highly uncertain and subject to change. Additionally, the Company will regularly evaluate its capital structure and liquidity position. From time to time and as opportunities arise, the Company may access the debt capital markets and modify its debt arrangements to optimize its capital structure and liquidity position.

Daseke does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date as of when they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements.

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures for the Company and its reporting segments. The Company believes its presentation of Non-GAAP financial measures is useful because it provides investors and industry analysts the same information that the Company uses internally for purposes of assessing its core operating performance. You can find the reconciliations of these measures to the nearest comparable GAAP measure in the Appendix of this presentation.

We have not reconciled non-GAAP forward-looking measures to their corresponding GAAP measures because certain items that impact these measures are unavailable or cannot be reasonably predicted without unreasonable efforts. In particular, we have not reconciled our expectations as to forward-looking EBITDA or Adjusted EBITDA to net income due to the difficulty in making an accurate projection as to the change in fair value of warrant liability, which will have a significant impact on our GAAP net income; accordingly, a reconciliation of forward-looking EBITDA or Adjusted EBITDA to net income is not available without unreasonable efforts.

Please note that non-GAAP measures are not a substitute for, or more meaningful than, net income (loss), cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure and the historic costs of depreciable assets. Also, other companies in Daseke's industry may define these non-GAAP measures differently than Daseke does, and as a result, it may be difficult to use these non-GAAP measures to compare the performance of those companies to Daseke's performance.

Because of these limitations, these non-GAAP measures should not be considered a measure of the income generated by Daseke's business or discretionary cash available to it to invest in the growth of its business. Daseke's management compensates for these limitations by relying primarily on Daseke's GAAP results and using these non-GAAP measures supplementally. In the non-GAAP measures discussed below, management refers to certain material items that management believes do not reflect the Company's core operating performance, which management believes represent its performance in the ordinary, ongoing and customary course of its operations. Management views the Company's core operating performance as its operating results excluding the impact of items including, but not limited to, stock-based compensation, impairments, amortization of intangible assets, restructuring, business transformation costs, and severance. Management believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operational performance in the same manner that management evaluates its core operational performance.

Daseke defines:
EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest, and (iii) income taxes. **Adjusted EBITDA** as net income (loss) plus (i) depreciation and amortization, (ii) interest, (iii) income taxes, and (iv) other material items that management believes do not reflect our core operating performance. **Adjusted EBITDA Margin** as Adjusted EBITDA as a percentage of total revenue. **Adjusted EBITDA less Net Cash Capex** is defined as Adjusted EBITDA less purchases of property and equipment and proceeds from sale of property and equipment.

Adjusted Net Income (Loss) as net income (loss) tax-adjusted using an adjusted effective tax rate for material items that management believes do not reflect our core operating performance. **Adjusted Net Income (Loss) per share** as Adjusted Net Income (Loss) divided by the weighted average number of shares of common stock outstanding during the period under the two-class method.

Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus proceeds from sale of property and equipment as such amounts are shown on the face of the Statements of Cash Flows.

Adjusted Operating Income (Loss) as total revenue less Adjusted Operating Expenses. **Adjusted Operating Expenses** as total operating expenses less: material items that management believes do not reflect our core operating performance. **Adjusted Operating Ratio** as Adjusted Operating Expenses, as a percentage of total revenue.

Revenue excluding fuel surcharge as revenue less fuel surcharges.

Net Debt as total debt less cash and cash equivalents.

Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner-operator miles driven in the period. **Revenue per Tractor** is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner-operator tractors.

The Company uses certain metrics and ratios as a supplement to its GAAP results in evaluating certain aspects of its business, as described below. The Company presents certain measures on an "ex-Aveda" basis. These measures exclude the impact of the Aveda business. Although we ceased generating revenues from the Aveda business and completed the wind-down of our Aveda operations in 2020, we continued to recognize income and expenses, primarily relating to workers compensation claims and insurance proceeds, from the Aveda business in 2021. See the Appendix for directly comparable GAAP measures.

Industry and Market Data

This presentation includes market data and other statistical information from third party sources, including independent industry publications, government publications and other published independent sources. Although Daseke believes these third-party sources are reliable as of their respective dates, Daseke has not independently verified the accuracy or completeness of this information.

Q4 and FY 2021 : Key Highlights (Excluding Aveda)[1]



- ✓ Imbalanced supply / demand continues to be supportive to freight rates; niche capabilities and superior service garner a premium

- ✓ Discipline and focus on operational execution of *'Asset-Right'* business model, allowing for more strategic deployment of assets

- ✓ Continued emphasis and prioritization of near-term tactical priorities and long-term strategic plan to provide accretive growth

Revenue		*Adj. EBITDA*		*Adj. Net Income*	
$1,556.8M *2021*	**$394.3M** *Q4 2021*	**$223.1M** *2021*	**$49.6M** *Q4 2021*	**$77.8M** *2021*	**$13.0M** *Q4 2021*

Adj. Diluted EPS		*Adj. Operating Ratio*		*Adj. Operating Income*	
$1.09 *2021*	**$0.18** *Q4 2021*	**90.9%** *2021*	**92.4%** *Q4 2021*	**$141.2M** *2021*	**$29.8M** *Q4 2021*

Cash From Operations		*Free Cash Flow*		*Net Leverage*	
$144.7M *2021*	**$29.0M** *Q4 2021*	**$149.6M** *2021*	**$20.2M** *Q4 2021*	***2.0x***	

(1) *The financial metrics presented exclude Aveda with the exception of Cash from Operations, Free Cash Flow and Net Leverage.*

Consolidated Financial Results



($ in millions)

Excluding Aveda

Quarter ended Dec. 2021	4Q '21	4Q '20	%▲
Total Revenue	$394.3	$335.6	17.5%
Revenue (excl. FSC)	$357.8	$314.0	13.9%
Operating Income	$18.8	$3.2	487.5%
Net Income	$7.1	$6.1	16.4%
Adjusted EBITDA	$46.2	$39.5	17.0%
Total Segments Adj. EBITDA	$56.4	$47.1	19.7%
Corporate Adj. EBITDA	($10.2)	($7.6)	34.2%

Quarter ended Dec. 2021	4Q '21	4Q '20	%▲
Total Revenue	$394.3	$335.6	17.5%
Revenue (excl. FSC)	$357.8	$314.0	13.9%
Operating Income	$22.2	$1.8	1133.3%
Adjusted Net Income	$13.0	$9.2	41.3%
Adjusted EBITDA	$49.6	$39.4	25.9%

Consolidated Financial Results



($ in millions)

Excluding Aveda

FY 2021 Results	2021	2020	%▲
Total Revenue	$1,556.8	$1,454.1	7.1%
Revenue (excl. FSC)	$1,424.4	$1,357.4	4.9%
Operating Income	$112.8	$35.4	218.6%
Net Income	$56.0	$4.1	1265.9%
Adjusted EBITDA	$219.2	$175.8	24.7%
Total Segments Adj. EBITDA	$249.9	$209.2	19.5%
Corporate Adj. EBITDA	($30.7)	($33.4)	(8.1%)

FY 2021 Results	2021	2020	%▲
Total Revenue	$1,556.8	$1,402.4	11.0%
Revenue (excl. FSC)	$1,424.4	$1,305.7	9.1%
Operating Income	$116.7	$61.4	90.1%
Adjusted Net Income	$77.8	$39.6	96.5%
Adjusted EBITDA	$223.1	$178.7	24.8%

Specialized Financial Metrics



Q4 2021 Results

(Quarter ended Dec 31; $ in Millions, except Rate per Mile and Revenue per Tractor)

	Q4 2021	Q4 2020	%▲
Revenue	$220.3	$196.5	12.1%
Operating Ratio	92.4%	92.8%	(40 bps)
Adj. Operating Ratio	91.7%	92.8%	(110 bps)
Adjusted EBITDA	$29.9	$30.0	(0.3%)
Adjusted EBITDA Margin	13.6%	15.3%	(170 bps)
Rate per Mile	$3.34	$2.96	12.9%
Revenue per Tractor	$66.8K	$59.1K	13.0%

Specialized Segment: Defensible Advantages

- Embrace Complexity
- Technical Know-how
- Highly Specialized Equipment
- Highly Skilled, Experienced Drivers

Specialized Financial Metrics (Excluding Aveda)



- ✓ Strong demand and tight capacity drive revenue growth, supported by High Security Cargo and Construction end markets

- ✓ Adjusted EBITDA growth despite lower wind energy revenues reflects targeted diversity of end market exposure and unique capabilities

- ✓ Brokerage & Logistics continue their expansion through prolonged market tightness

Q4 2021 Results

($ in Millions, Quarter ended Dec 31)

	Q4 2021	Q4 2020	%▲
Revenue	$220.3	$196.5	12.1%
Operating Ratio	90.9%	93.5%	(260 bps)
Adj. Operating Ratio	90.1%	92.8%	(270 bps)
Adjusted EBITDA	$33.3	$29.9	11.4%
Adjusted EBITDA Margin	15.1%	15.2%	(10 bps)



Specialized Rates
(ex-Aveda)

Flatbed Financial Metrics



✓ Revenue growth continues to reflect strong market rates, particularly in steel, construction & manufacturing

✓ Achieve premium rates compared to overall Flatbed market[1]

✓ Brokerage growth demonstrates efficient use of 'Asset-Right' model as market capacity remains tight

Q4 2021 Results

($ in Millions, Quarter ended Dec 31)

	Q4 2021	Q4 2020	%▲
Revenue	$176.4	$142.1	24.1%
Operating Ratio	90.0%	97.2%	(720 bps)
Adj. Operating Ratio	89.4%	94.9%	(550 bps)
Adjusted EBITDA	$26.5	$17.1	55.0%
Adjusted EBITDA Margin	15.0%	12.0%	+300 bps

Flatbed Rates



Rate Outperformance vs Market
compared to same Qtr prior year



Converting strong rate environment into improved Adjusted EBITDA performance, with meaningful profitability and margin expansion

(1) Market data per FTR Flatbed: Total Truck rate index; Q4 2020 actual compared to Q4 2021 estimated rates

Capital Summary & Free Cash Flow



Capital Summary

($ in millions)

	As of December 31, 2021
Cash	$147.5
Revolving line of credit availability	$107.8
Available liquidity[1]	$255.3
Net Debt	$447.0

Free Cash Flow & Financed CAPEX

($ in millions)



Year-to-Date as of December 31, 2021
$160
$140
$120
$100
$80
$60
$40
$20
$0
$144.7
($53.7)
$58.6
$149.6
($64.7)
$84.9
Net cash provided by operating activities
Purchases of property and equipment
Proceeds from sale of property and equipment
Free Cash Flow
Less Financed Capex and other changes to PP&E
Net after Financed Capex

(1) Available liquidity is the sum of cash plus revolving line of credit availability

2022 Outlook



Assumptions and Outlook

- <u>Tailwinds</u>: Increased industrial demand & operational initiatives

- <u>Headwinds</u>: Inflationary pressure on costs including driver pay, salaries, recruiting, and operating costs

- <u>Other Qualitative Impacts</u>: Driver shortage, equipment market supply chain challenges

- CAPEX guidance includes CAPEX pushed from 2021 into 2022 driven by supply chain constraints

2022 Outlook	
Revenue Growth %	4% - 7%
Adjusted EBITDA Growth %	5% - 10%
Net CAPEX	$160M - $170M
Cash CAPEX Less Proceeds	$25M - $35M

Daseke Progress in Review



	2019	2020	2021
Fleet Size(1)	5,685	5,220	4,814
Adj. OR%(1)	96.4%	93.6%	90.9%
Adj. EBITDA Margin(1)	10.2%	12.7%	14.3%
Debt / Equity(2)	3.5x	1.8x	0.9x
Adj. EBITDA less Net Cash CAPEX	$186.7M	$207.4M	$224.1M
Avg Discount to Peers(3)	28%	28%	31%

(1) Excluding Aveda
(2) Debt to Equity measures Total Debt divided by market value of equity at year-end
(3) Data from CIQ



Forward EV/EBITDA – Daseke vs. Peer Group

28% Discount to Peers   28% Discount to Peers   31% Discount to Peers

Legend: —— Daseke —— Peer Index

(*) Peer Index includes [KNX, SNDR, HTLD, WERN, HUBG, LSTR, XPO, CHRW, MRTN, RLGT, USAK, PTSI, USX, ULH, TFII, MTL]

Consistent outperformance vs. Adjusted EPS Consensus, with a focus on earnings



Adj. EPS ex-Aveda vs Consensus

● Daseke ○ Estimate

Daseke Enterprise Value Calculation

($MM, unless otherwise stated)

		(As of 12/31/21)
Cash and Cash Equivalents	$	147.5
Term Loan	$	397.0
Equipment Loans	$	169.0
Finance Lease Obligations	$	28.5
Total Debt	$	594.5
Net Debt	$	447.0
Preferred Equity	$	65.0
Market Cap *(1/21/22)*	$	572.4
Total EV	**$**	**1,084.4**
2022 EBITDA Estimate	**$**	**220.95**

Daseke Peer Group – Forward EV/EBITDA

2022 EBITDA Estimate	$220.95
Forward EV/EBITDA (1/21/22)	**4.91x**
Peer Group EV/EBITDA *(1/21/22)*	7.98x
Discount to Peer Group	3.07x
Daseke % Discount to Peer Group	**38.5%**

Multiple Ways For Daseke To Win



Focus on continuous improvement

❑ Continued and consistent **EBIT**DA (with an emphasis on operating income) improvement to drive sustainable growth and margin expansion

❑ Thoughtful and disciplined approach towards implementation of business improvement plans and cross-platform optimization

Infrastructure & industrial growth

❑ Industrial Renaissance led by supply chain transformation and consumerization to enhance resiliency post-COVID

❑ Acceleration driven by Biden's $1 Trillion Infrastructure Bill

End-market expertise driving organic growth

❑ Ability to provide critical capacity to a diversified set of defensible, sustainable and complex industrial end-markets, enabling continued market share gains

❑ Clearly identified opportunities across industrial sub verticals and markets



Secular capacity tightness

❑ Tight capacity puts pricing power in the hands of trucking companies

❑ Continued tightness in flatbed and specialized supply expected as specialized certification, training and equipment further limit available capacity

Platform for industry consolidation

❑ Revamped M&A and integration strategy will drive scale and operating leverage

❑ Robust pipeline of direct M&A opportunities including 10 actionable opportunities with 3 in advanced discussions

Financial Tables & Reconciliations

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted EBITDA ex-Aveda by Segment

Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA ex-Aveda Margin by Segment

(Unaudited)

(In millions)

	Three Months Ended December 31, 2021				Year Ended December 31, 2021			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 2.0	$ (6.0)	$ 11.1	$ 7.1	$ 40.6	$ 42.7	$ (27.3)	$ 56.0
Depreciation and amortization	8.7	12.4	0.3	21.4	35.2	51.8	1.1	88.1
Interest income	—	—	(0.1)	(0.1)	(0.2)	(0.1)	—	(0.3)
Interest expense	0.8	1.3	5.3	7.4	4.3	5.8	23.4	33.5
Income tax expense (benefit)	0.4	4.7	2.3	7.4	13.7	21.1	(8.8)	26.0
Stock based compensation	0.2	0.5	2.6	3.3	0.6	1.3	6.7	8.6
Change in fair value of warrant liability	—	—	(2.8)	(2.8)	—	—	(1.6)	(1.6)
Corporate expense allocation	14.4	16.9	(31.3)	—	14.4	16.9	(31.3)	—
Third party debt refinancing charges	—	—	—	—	—	—	2.3	2.3
Other [1]	—	0.1	2.4	2.5	0.6	1.2	4.8	6.6
Adjusted EBITDA	$ 26.5	$ 29.9	$ (10.2)	$ 46.2	$ 109.2	$ 140.7	$ (30.7)	$ 219.2
Less Aveda Adjusted EBITDA		(3.4)		(3.4)		(3.9)		(3.9)
Adjusted EBITDA ex-Aveda		$ 33.3		$ 49.6		$ 144.6		$ 223.1
Total revenue	176.4	220.3	(2.4)	394.3	694.7	874.0	(11.9)	1,556.8
Total revenue ex-Aveda		220.3		394.3		874.0		1,556.8
Net income (loss) margin	1.1 %	(2.7) %	(462.5) %	1.8 %	5.8 %	4.9 %	229.4 %	3.6 %
Adjusted EBITDA margin	15.0 %	13.6 %	425.0 %	11.7 %	15.7 %	16.1 %	258.0 %	14.1 %
Adjusted EBITDA margin ex-Aveda		15.1 %		12.6 %		16.5 %		14.3 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA ex-Aveda by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA ex-Aveda Margin by Segment
(Unaudited)
(In millions)

	Three Months Ended December 31, 2020				Year Ended December 31, 2020			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ (11.0)	$ 10.5	$ 6.6	$ 6.1	$ 3.9	$ 26.9	$ (26.7)	$ 4.1
Depreciation and amortization	10.6	16.1	0.2	26.9	38.3	59.1	0.9	98.3
Interest income	—	(0.1)	—	(0.1)	(0.2)	(0.1)	(0.3)	(0.6)
Interest expense	2.3	2.6	5.9	10.8	9.5	11.4	24.0	44.9
Income tax expense (benefit)	(3.5)	(9.0)	12.1	(0.4)	3.4	5.1	(8.7)	(0.2)
Stock based compensation	0.1	0.3	0.6	1.0	0.7	1.4	3.9	6.0
Change in fair value of warrant liability	—	—	1.2	1.2	—	—	2.1	2.1
Impairment	2.0	—	—	2.0	2.0	13.4	—	15.4
Arbitrated decrease in contingent consideration	—	(13.7)	—	(13.7)	—	(13.7)	—	(13.7)
Corporate expense allocation	16.3	24.6	(40.9)	—	16.3	24.6	(40.9)	—
Other [1]	0.3	(1.3)	6.7	5.7	0.7	6.5	12.3	19.5
Adjusted EBITDA	$ 17.1	$ 30.0	$ (7.6)	$ 39.5	$ 74.6	$ 134.6	$ (33.4)	$ 175.8
Less Aveda Adjusted EBITDA		0.1		0.1		(2.9)		(2.9)
Adjusted EBITDA ex-Aveda		$ 29.9		$ 39.4		$ 137.5		$ 178.7
Total revenue	142.1	196.5	(3.0)	335.6	578.9	893.7	(18.5)	1,454.1
Total revenue ex-Aveda		196.5		335.6		842.0		1,402.4
Net income (loss) margin	(7.7) %	5.3 %	(220.0) %	1.8 %	0.7 %	3.0 %	144.3 %	0.3 %
Adjusted EBITDA margin	12.0 %	15.3 %	253.3 %	11.8 %	12.9 %	15.1 %	180.5 %	12.1 %
Adjusted EBITDA margin ex-Aveda		15.2 %		11.7 %		16.3 %		12.7 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations




Daseke, Inc. and Subsidiaries
Reconciliation of Net Loss to Adjusted EBITDA ex-Aveda
Reconciliation of Net Loss Margin to Adjusted EBITDA ex-Aveda Margin
(Unaudited)
(In millions)


	Year ended
	December 31, 2019
	Consolidated
Net loss	$ (307.4)
Depreciation and amortization	146.5
Interest income	(1.0)
Interest expense	50.4
Write-off of deferred financing fees	2.3
Income tax benefit	(54.6)
Stock based compensation	3.8
Impairment	312.8
Other [1]	18.1
Adjusted EBITDA	$ 170.9
Less Aveda Adjusted EBITDA	(15.3)
Adjusted EBITDA ex-Aveda	$ 155.6
Total revenue	1,737.0
Total revenue ex-Aveda	1,530.7
Net loss margin	(17.7) %
Adjusted EBITDA margin	9.8 %
Adjusted EBITDA ex-Aveda margin	10.2 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted Net Income ex-Aveda
Reconciliation of Net Income (Loss) to Net Income (Loss) ex-Aveda
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share ex-Aveda
(Unaudited)
(In millions, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
Net income (loss)	$ 7.1	6.1	$ 56.0	4.1
Less Aveda net income (loss)	(6.9)	13.0	(7.3)	(11.9)
Net income (loss) ex-Aveda	14.0	(6.9)	63.3	16.0
Adjusted for:				
Income tax expense (benefit)	7.4	(0.4)	26.0	(0.2)
Less Aveda Income tax expense (benefit)	3.0	(2.8)	2.8	(5.8)
Income tax expense ex-Aveda	4.4	2.4	23.2	5.6
Income before income taxes	14.5	5.7	82.0	3.9
Income (loss) before income taxes ex-Aveda	18.4	(4.5)	86.5	21.6
Add:				
Stock based compensation	3.3	1.0	8.6	6.0
Impairment	—	2.0	—	15.4
Arbitrated decrease in contingent consideration	—	(13.7)	—	(13.7)
Amortization of intangible assets	1.8	1.7	6.9	7.2
Debt refinancing related charges	—	—	3.8	—
Change in fair value of warrant liability	(2.8)	1.2	(1.6)	2.1
Other [1]	2.5	5.7	6.6	19.5
Adjusted income before income taxes	19.3	3.6	106.3	40.4
Less Aveda adjustments	—	(15.1)	—	6.4
Adjusted income before income taxes ex-Aveda	23.2	8.5	110.8	51.7
Income tax (expense) benefit at adjusted effective rate	(10.2)	0.7	(33.0)	(12.1)
Adjusted Net Income ex-Aveda	$ 13.0	$ 9.2	$ 77.8	$ 39.6
Net income	$ 7.1	$ 6.1	$ 56.0	$ 4.1
Less Series A preferred dividends	(1.2)	(1.2)	(5.0)	(4.9)
Net income (loss) attributable to common stockholders	5.9	4.9	51.0	(0.8)
Allocation of earnings to non-vested participating restricted stock units	—	—	(0.4)	—
Numerator for basic EPS - income (loss) available to common stockholders - two class method	$ 5.9	$ 4.9	$ 50.6	$ (0.8)
Effect of dilutive securities:				
Add back Series A preferred dividends	$ —	$ —	$ —	$ —
Add back allocation earnings to participating securities	—	—	0.4	—
Reallocation of earnings to participating securities considering potentially dilutive securities	—	—	(0.4)	—
Numerator for diluted EPS - income (loss) available to common shareholders - two class method	$ 5.9	$ 4.9	$ 50.6	$ (0.8)

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share ex-Aveda (continued)
(Unaudited)
(In millions, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,	
	2021	2020	2021	2020
Adjusted Net Income ex-Aveda	$ 13.0	$ 9.2	$ 77.8	$ 39.6
Less Series A preferred dividends	(1.2)	(1.2)	(5.0)	(4.9)
Allocation of earnings to non-vested participating restricted stock units	(0.1)	(0.1)	(0.6)	(0.5)
Numerator for basic EPS - adjusted income available to common shareholders ex-Aveda - two class method	$ 11.7	$ 7.9	$ 72.2	$ 34.2
Effect of dilutive securities:				
Add back Series A preferred dividends	$ —	$ —	$ 5.0	$ —
Add back allocation earnings to participating securities	0.1	0.1	0.6	0.5
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.1)	(0.1)	(0.6)	(0.5)
Numerator for diluted EPS - adjusted income available to common shareholders ex-Aveda - two class method	$ 11.7	$ 7.9	$ 77.2	$ 34.2
Basic EPS				
Net income (loss) attributable to common stockholders	$ 0.09	$ 0.08	$ 0.79	$ (0.01)
Adjusted Net Income attributable to common stockholders ex-Aveda	$ 0.19	$ 0.12	$ 1.13	$ 0.53
Diluted EPS				
Net income (loss) attributable to common stockholders	$ 0.09	$ 0.07	$ 0.77	$ (0.01)
Adjusted Net Income attributable to common stockholders ex-Aveda	$ 0.18	$ 0.12	$ 1.09	$ 0.52
Weighted-average common shares outstanding:				
Basic	62,489,277	65,023,174	63,744,456	64,775,275
Diluted	64,885,771	66,149,361	65,409,258	64,775,275
Basic - adjusted ex-Aveda	62,489,277	65,023,174	63,744,456	64,775,275
Diluted - adjusted ex-Aveda	64,885,771	66,149,361	71,061,431	65,671,246

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio ex-Aveda

Reconciliation of Operating Income to Adjusted Operating Income ex-Aveda

Reconciliation of Revenue to Revenue ex-Aveda

(Unaudited)

(In millions)

	Three Months Ended December 31,					
	2021	2020	2021	2020	2021	2020
	Consolidated		Flatbed		Specialized	
Revenue	$ 394.3	$ 335.6	$ 176.4	$ 142.1	$ 220.3	$ 196.5
Less Aveda revenue	—	—			—	—
Revenue ex-Aveda	$ 394.3	$ 335.6			$ 220.3	$ 196.5
Operating expenses	375.5	332.4	158.8	138.1	203.6	182.3
Less Aveda operating expenses	(3.4)	1.4			(3.4)	1.4
Operating expenses ex-Aveda	372.1	333.8			200.2	183.7
Operating income	$ 18.8	$ 3.2	$ 17.6	$ 4.0	$ 16.7	$ 14.2
Operating income ex-Aveda	$ 22.2	$ 1.8			$ 20.1	$ 12.8
Operating ratio	95.2%	99.1%	90.0%	97.2%	92.4%	92.8%
Operating ratio ex-Aveda	94.4%	99.5%			90.9%	93.5%
Stock based compensation	3.3	1.0	0.2	0.1	0.5	0.3
Impairment	—	2.0	—	2.0	—	—
Amortization of intangible assets	1.8	1.7	0.8	0.8	1.0	0.9
Other (1)	2.5	5.7	—	0.3	0.1	(1.3)
Adjusted Operating Expenses	367.9	322.0	157.8	134.9	202.0	182.4
Less Aveda operating expense adjustments	—	1.4			—	1.4
Adjusted Operating Expenses ex-Aveda	364.5	322.0			198.6	182.4
Adjusted Operating Income	$ 26.4	$ 13.6	$ 18.6	$ 7.2	$ 18.3	$ 14.1
Adjusted Operating Income ex-Aveda	$ 29.8	$ 13.6			$ 21.7	$ 14.1
Adjusted Operating Ratio	93.3%	96.0%	89.4%	94.9%	91.7%	92.8%
Adjusted Operating Ratio ex-Aveda	92.4%	96.0%			90.1%	92.8%

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio ex-Aveda

Reconciliation of Operating Income to Adjusted Operating Income ex-Aveda

Reconciliation of Revenue to Revenue ex-Aveda

(Unaudited)

(In millions)

	Year Ended December 31,					
	2021	**2020**	**2021**	**2020**	**2021**	**2020**
	Consolidated		**Flatbed**		**Specialized**	
Revenue	$ 1,556.8	$ 1,454.1	$ 694.7	$ 578.9	$ 874.0	$ 893.7
Less Aveda revenue	—	(51.7)			—	(51.7)
Revenue ex-Aveda	$ 1,556.8	$ 1,402.4			$ 874.0	$ 842.0
Operating expenses	1,444.0	1,418.7	622.1	546.3	788.2	840.4
Less Aveda operating expenses	(3.9)	(77.7)			(3.9)	(77.7)
Operating expenses ex-Aveda	1,440.1	1,341.0			784.3	762.7
Operating income	$ 112.8	$ 35.4	$ 72.6	$ 32.6	$ 85.8	$ 53.3
Operating income ex-Aveda	$ 116.7	$ 61.4			$ 89.7	$ 79.3
Operating ratio	92.8%	97.6%	89.5%	94.4%	90.2%	94.0%
Operating ratio (ex-Aveda)	92.5%	95.6%			89.7%	90.6%
Stock based compensation	8.6	6.0	0.6	0.7	1.3	1.4
Impairment	—	15.4	—	2.0	—	13.4
Amortization of intangible assets	6.9	7.2	3.0	3.2	3.9	4.0
Third party debt refinancing charges	2.3	—	—	—	—	—
Other [1]	6.7	19.5	0.6	0.7	1.1	6.5
Adjusted Operating Expenses	1,419.5	1,370.6	617.9	539.7	781.9	815.1
Less Aveda operating expense adjustments	—	(20.1)			—	(20.1)
Adjusted Operating Expenses ex-Aveda	1,415.6	1,313.0			778.0	757.5
Adjusted Operating Income	$ 137.3	$ 83.5	$ 76.8	$ 39.2	$ 92.1	$ 78.6
Adjusted Operating Income ex-Aveda	$ 141.2	$ 89.4			$ 96.0	$ 84.5
Adjusted Operating Ratio	91.2%	94.3%	88.9%	93.2%	89.5%	91.2%
Adjusted Operating Ratio ex-Aveda	90.9%	93.6%			89.0%	90.0%

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio ex-Aveda

Reconciliation of Operating Loss to Operating Loss ex-Aveda

Reconciliation of Revenue to Revenue ex-Aveda

(Unaudited)

(In millions)

	Year ended December 31, 2019 Consolidated
Revenue	$ 1,737.0
Less Aveda Revenue	(206.3)
Revenue ex-Aveda	$ 1,530.7
Operating expenses	2,049.1
Less Aveda Operating Expenses	(252.2)
Operating expenses ex-Aveda	1,796.9
Operating loss	$ (312.1)
Operating loss ex-Aveda	$ (266.2)
Operating ratio	118.0%
Operating ratio (ex-Aveda)	117.4%
Stock based compensation	3.8
Impairment	312.8
Amortization of intangible assets	14.3
Net impact of step-up in basis of acquired assets	18.1
Other [1]	18.1
Adjusted operating expenses	1,682.0
Less Aveda Operating Expense Adjustments	(45.2)
Adjusted operating expenses ex-Aveda	1,475.0
Adjusted operating income	$ 55.0
Adjusted operating income ex-Aveda	$ 55.7
Adjusted operating ratio	96.8%
Adjusted operating ratio ex-Aveda	96.4%

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of net cash provided by operating activities to Free Cash Flow

(Unaudited)

(In millions)

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
Net cash provided by operating activities	$ 29.0	$ 22.5	$ 144.7	$ 144.9
Purchases of property and equipment	(19.5)	(19.2)	(53.7)	(37.2)
Proceeds from sale of property and equipment	10.7	16.8	58.6	68.8
Free Cash Flow	$ 20.2	$ 20.1	$ 149.6	$ 176.5

Daseke, Inc. and Subsidiaries

Reconciliation of Total Revenue to revenue Excluding Fuel Surcharge ex-Aveda

(Unaudited)

(In millions)

	Three Months Ended December 31,		Year Ended December 31,	
	2021	**2020**	**2021**	**2020**
Total revenue	$ 394.3	$ 335.6	$ 1,556.8	$ 1,454.1
Less: Fuel surcharge	(36.5)	(21.6)	(132.4)	(96.7)
Revenue excluding fuel surcharge	357.8	314.0	1,424.4	1,357.4
Less: Aveda total revenue	—	—	—	(51.7)
Revenue excluding fuel surcharge ex-Aveda	$ 357.8	$ 314.0	$ 1,424.4	$ 1,305.7

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of total debt to net debt
(Unaudited)
(In millions)

	As of December 31,	
	2021	**2020**
Term Loan Facility	$ 397.0	$ 483.5
Equipment term loans	169.0	164.9
Finance lease obligations	28.5	31.3
Total debt	594.5	679.7
Less: cash and cash equivalents	(147.5)	(176.2)
Net debt	$ **447.0**	$ **503.5**

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Adjusted EBITDA to Adjusted EBITDA less Net Cash Capex

(Unaudited)

(In millions)

	Years ended December 31,		
	2019	**2020**	**2021**
Adjusted EBITDA (see slides 14, 15 and 16 for reconciliation from net (loss) income)	$ 170.9	$ 175.8	$ 219.2
Less Purchases of property and equipment	(22.0)	(37.2)	(53.7)
Less Proceeds from sale of property and equipment	37.8	68.8	58.6
Adjusted EBITDA less Net Cash Capex	$ 186.7	$ 207.4	$ 224.1

Contact Information



Daseke, Inc.

15455 Dallas Parkway, Ste 550
Addison, TX 75001

www.Daseke.com

Investor Relations

Joe Caminiti or Ashley Gruenberg

Alpha IR Group

312-445-2870

DSKE@alpha-ir.com